Filed by Be Incorporated
                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934
                                                Subject Company: Be Incorporated
                                                   Commission File No. 000-26387


On October 25, 2001, Be Incorporated held the following conference call to discuss its financial results for the third quarter of 2001 and matters related to the Special Meeting of Stockholders scheduled for November 12, 2001


[Participants:
Moderator = Conference Call Moderator
J.Gassee = Jean-Louis Gassee, President and CEO of Be, Inc
P. Berndt = P.C. Berndt, CFO of Be, Inc
Others as identified within the transcript]


Moderator      Ladies and  gentlemen,  thank you for standing by. Good  morning, good  afternoon,  good  evening and welcome to Be  Incorporated's
               Investor conference call. At this time all phone lines are muted or in a listen-only mode; however, after our presentation today there will be opportunities for questions and we certainly encourage your participation at that time. As a reminder today's call is being recorded for replay purposes. Please stay on line at the conclusion of today's conference. I'll be giving out that replay information.

               With that being said, here with our opening remarks is your host, Be Incorporated's President and Chief Executive Officer, Mr. Jean-Louis Gassee. Please go ahead, sir.

J. Gassee      Thank  you,  Brent.  Good  morning  to the  West  Coast  and good afternoon  to the rest of our  beloved  country.  On behalf of Be
               Incorporated I would like to cordially welcome all of you to our third quarter's results teleconference. Joining me today we have Steve Sakoman, our Chief Operating Officer; and P.C. Berndt, our
               Chief Financial Officer.

               Today's call has two purposes. First, sharing financial results from Q3 2001, and even more importantly, discuss the resolutions currently under consideration by our shareholders and answer any questions to assist our shareholders in their decision making process. Our financial results are available on our Web site at www.be.com for those of you who'd like to follow along during this call.

               Now I would like to turn over the conference call to P.C Berndt, our CFO, who will briefly discuss the financial results for the quarter.

P. Berndt      Thank you,  Jean-Louis.  Before  getting  into the details of the quarter I would like to make the following disclaimer. During the course  of  this  conference  call  we may  make  forward-looking
               statements   based  on  current   expectations.   Forward-looking
               statements pertain to future events and are subject to risks and uncertainties. The company's actual results may differ materially from results discussed in any forward-looking statements. Any such forward-looking statements are expressly qualified in their entirety by the risk factors and other cautionary statements included in Be Incorporated's definitive proxy statement's filed
               October 9, 2001 and it's annual report on Form 10K for the year ended December 31, 2000 and other public filings with the Security and Exchange Commission.

               With that bit of housekeeping out of the way, I'd now like to present some details for the most recently completed quarter, ended September 2001. Regarding the income statement, the net loss for the third quarter of 2001 was $2.7 million or $0.07 per share compared to a net loss of $6.4 million or $0.18 per share for the same period in 2000 and a net loss of $3.9 million or $0.11 per share in the second quarter of 2001.

               I would like to provide you with a bit of detail on revenues and operating expenses. Revenues for the third quarter of this year were $1.1 million. Revenues for the same period last year were $68,000 and revenues for the second quarter of this year were $715,000. The revenues for this quarter were primarily attributable to fees received from Palm for consulting services performed under a funding agreement that was entered into contemporaneously with the execution and delivery of the asset purchase agreement.

               Cost of revenues for the third quarter of this year were $1.8 million. Included in the cost of revenues are about $981,000 associated with the costs, primarily payroll, of providing consulting services to Palm under the funding agreement. Also included in the cost of revenue is a charge of $539,000, due to the write-off of purchased technology agreements previously capitalized. This was done in accordance with SFAS 121, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable, and that is the case under the current circumstances. The remaining of cost of revenues is attributable to normal amortization and other expenses.

               Taking a look at operating expenses, our operating expenses for the third quarter of 2001, and this is excluding restructuring charges and non-cash expenses associated with the amortization of deferred compensation. Those operating expenses were $2.6 million, or approximately $900,000 per month. This is down 37% from the second quarter of 2001 and is down 40% for the same period of 2000.

               Research and development expenses for the quarter totaled $1.4 million. This is down 39% from the second quarter of this year and is down 33% from the same period last year. Two-thirds of these expenses are compensation-related. The remainder of the expenses are comprised of the allocation of facilities, expenses and payments under ongoing contracts.

               Sales and marketing expenses for the quarter totaled $110,000; this is down 80% from the second quarter of 2001 and is down 92% from the same period last year. The decrease is attributable to the cessation of sales and marketing activities and their respective resources during the second quarter, given the current market conditions at that time and the decisions that the business made.

               General and administrative expenses for the quarter totaled $1.1 million. This is down 18% from the second quarter of 2001; it is actually up 27% from the same period last year. I want to be perfectly clear on why there is an increase. Over 50% of these G&A expenses are attributable to legal, accounting and other professional fees directly related to the proposed Palm transaction. The remainder is comprised primarily of compensation expense, insurance expense and the allocation of facilities expenses.

               Turning to the balance sheet, in terms of assets, our primary asset is cash. We had approximately $2.1 million in cash as of September 30, 2001. This is a net decrease in cash for the third quarter of $2.8 million. We also have approximately $577,000 of prepaid assets. Most of this is prepaid liability insurance and some miscellaneous prepaid assets, including prepaid licensing agreements. We also have approximately $250,000 of property, equipment and other assets.

               In terms of liabilities, we have accrued expenses of $621,000. Over half of this amount is accrued vacation. Technology license obligations total $675,000 and there is several hundred thousand dollars of other liabilities. Taking the roughly $3 million in assets and the roughly $1.5 million in liabilities, leaves stockholder equity currently at $1.5 million.

               At this time I want to make, as long as we're talking about our financials and our cash situation, I want to make an additional comment on cash and the transaction that has proposed itself. Our cash, as of the end of the third quarter, was $2.1 million and currently our expenses exceed our revenues about $375,000 per month on average. This is made up of compensation for those individuals that are not part of the funding agreement with Palm, our rent and other operating expenses, and ongoing license obligations that we continue to meet to remain in compliance with the asset purchase agreement. So you may think with $2.1 million and $375,000 per month of excess expenses that we have five to six months of cash remaining. That is not the case. We have a $1.2 million insurance obligation to be paid at the beginning of December. If you take this into consideration, more accurately we have two to three months from the end of the third quarter of cash remaining. Given that we will need to have closed the transaction by the end of November, early December at the latest, or we will be out of cash.

               I want to turn briefly to how the proceeds from the transaction will be used. For those of you that have received a proxy statement, this can be found on page 56. We'll be receiving $11 million in Palm stock, and what we've tried to do here is highlight the uses of some of those proceeds. Two point four million goes to third party as a result of pre-existing obligation. These are things like our obligation under our current lease for our office space, existing contracts that we have that are not being assumed by Palm that we still have a legal obligation to pay, and several other things along those lines. Approximately $750,000 will go to Lehman Brothers as a result of the completion of the asset sale. This is part of the contract that we signed with them for their professional services related to assisting us in seeking alternatives and financial partners over the past several months, particularly back in May, June and July.

               Approximately $2.25 million in connection with lump sum severance payments and continued group health insurance benefits. I will come back to this. Approximately $580,000 in additional incentive bonuses paid to certain designated employees, including certain executive officers. I will come back to that in just a moment. Then approximately $1.2 million for liability insurance after cessation of operations. That is the insurance obligation that I mentioned earlier. If you add those up, that's basically $7.2 million in obligations, $11 million in, so if you make the subtraction, that's $3.8 million that we believe stockholders could receive over time in liquidation.

               Given that, I want to make a few more comments. First, regarding the change of controls. There's a brief description on page 53 of the proxy, but there are only a couple points I want to make. These change of controls are standard practice for businesses. They serve the interest of shareholders, so that when transactions arrive, whether it's an acquisition, some type of merger, or some type of sale, the entire management team, which typically is put at risk, is incented to facilitate the transaction and act in the best interest of shareowners. In the case of Be, our change of controls are reasonably conservative, they've been in place since the IPO in mid '99 or at the time of hiring of the given executives that they cover. They're not something that was put in place and related directly to the current transaction under consideration. So I just wanted people to make sure that they understood the purpose of change of controls, that they are a standard business practice, they serve the interest of stockholders. Ours are relatively conservative and have been in place for quite some time.

               Related to other compensation that has potential to be used from the proceeds of the transaction, the activities related to this transaction have taken place for the past five months. The engineers and management team members who have remained with Be over this period are critical for the success of the transaction. In the absence of the engineers the deal is off, they must go with the technology. But if there is no close of the transaction, the engineers do not have offers with Palm. The deal must close for those offers to be valid. In the absence of the management team members who remain, the company would have lacked the capacity and professional expertise to negotiate terms and move the transaction forward. Most likely the company would have been forced into bankruptcy if the engineers and management team members who have remained with Be over this period did not stay until the closing of the transaction. By staying with Be during this period the engineers and management team members who have remained are incurring a great deal of personal risk by remaining loyal to Be and not pursuing their career options outside of Be. Our directors needed to take actions necessary to increase the probability of the successful transaction and all these compensation arrangements are only paid if the transaction is successful.

               That being said regarding the proceeds, there may be some desire to understand what would happen to the existing cash we have. As I stated, we had $2.1 million as we opened the fourth quarter. I've just described what would happen to the $11 million less the $7.2 million to end up with $3.8 million. The $2.1 million that's remaining would primarily be used for operating expenses until closing. I highlighted what operating expenses are. We will have those for October and November, and if need be into December.
               Accrued expenses that will take place in the fourth quarter, including the settling of professional fees for the transaction. Then the transaction costs to convert the stock in the open market, as well as any taxes due. So we are hopeful that the $2.1 million will be sufficient to handle all of those expenses.

               At this time I'd like to turn the meeting back over to Jean-Louis for some more comments related to the stockholder resolutions.

J. Gassee      Thank you, P.C., and let me address these items.  First,  we have
               two  resolutions  for   shareholder   consideration.   The  first
               resolution is the sale of substantially all of these intellectual property and other technology assets to Palm for $11 million in Palm stock. Second, we need approval for the dissolution of Be
               Incorporated. Upon closing, the Palm stock we receive will be immediately sold in the open market for cash. That cash will be used to satisfy outstanding liabilities and obligations and the remainder will be returned to our shareholders.

               Second, the board of directors is recommending a vote for both resolutions. We acknowledged this is not the results anyone involved, shareholders, management, employees, would have preferred, but it is the best alternative available. Over the last 12 months we have pursued strategic partnerships, numerous financial alternatives and potential acquirers. We literally have scoured the planet in Asia, Europe and the USA for all of these opportunities. As we know, the financial markets have been extremely difficult and particularly tight for companies at our stage of the business life cycle and the business climate has not been conducive to new business development efforts. The result is Palm is the only company which continued to express an interest.

               In this situation the benefits to our shareholders are about the fact that getting $0.10 per share is definitely better than nothing and to the extent this is relevant, the technology will continue, albeit in a different form. It is our belief that this deal offers the greatest likelihood for the technology to survive and our engineers responsible for development will have the opportunity to keep working on it. Our hope is that the engineers and the technology find a new home, everybody will see a new opportunity for our technology to reach the broadest access to use in the marketplace.

               Thirdly, the most likely alternative if the transaction is not approved is bankruptcy protection. We do not have the cash to continue operating or seeking financing and we will not attempt to reorganize under Chapter 11. There are no funds to make such an attempt. There is no reasonable expectation it would result in a viable, ongoing business, and we would have already tried a reorganization if we believed it would have saved the company and as a result shareholder assets.

               The expectation is nothing in the bankruptcy scenario would be returned to our shareholders and the bankruptcy trustee would evaluate and determine the best value for all remaining assets. In this context we believe it is unlikely the technology will survive in bankruptcy. In it's current state BeOS and BeIA technology is not transferable without also transferring many third party licenses. In bankruptcy there are no remaining funds to retain Be engineers and Be would not be able to fund the efforts to remove third party code from the source.

               It is also unclear whether the bankruptcy trustee could hire anyone to continue that activity or even have the legal right to allow someone access to third party code or would determine the source code with third party code removed would have enough value to offset the expense of cleaning it up or would find it valuable to negotiate with all third parties to transfer such licenses in order to prepare the code for licensing to a third party at auction. At this point it is unlikely any "savior" deals, including a better offer from Palm, would be forthcoming if the transaction we're presenting to our shareholders is not approved.

               Last but not least, not voting is the same as a vote against the resolution. It is very important our shareholders vote as soon as possible and definitely prior to November the 12th, even if against, because it lets us know if we should continue to pursue. Let me reiterate, if the proposed transaction is not approved, then it is most likely that we'll go into bankruptcy. This presents a much greater risk for our technology to die and there are no other offers and there's no time for a revised offer or other alternative scenarios, because we don't have funding for that.

               So let me now address the question that has been aired in many forums on potential liquidation. Our board of directors has the fiduciary responsibility to maximize shareholder value. In circumstances like these they must ensure they have investigated all potentially valuable assets. In addition to technology, a trained and assembled work force and its fixed assets, furniture, fixtures, equipment, etc., the board is in the process of investigating the validity and value of any potential litigation claims as assets of the company. These include anti-trust claims against Microsoft.

               At this time no course of action has been decided. Because of Be's cash position it cannot fund it's own lawsuit at this point, therefore Be's only chance to pursue any of these potential claims is through a contingency fee arrangement with a plaintiff's law firm. As you can imagine, a law firm willing to fund a very expensive lawsuit must complete it's own assessment of the validity of the claims and their potential value prior to making such a commitment. We are in that stage right now, presenting facts and evidence to such law firms so they can make a decision to move forward or not. If the Palm transaction is not approved it is unclear whether the bankruptcy trustees would attempt to pursue these potential assets, or whether a plaintiff's firm, working on contingency, would be willing to pursue a case after Be employees have completely dispersed. The principal witnesses and facilitators of such a lawsuit are currently Be employees. If bankruptcy is forced, those individuals in new positions may have conflicting obligations, making pursuit of the action more difficult.

               Let me summarize. Number one, there are two resolutions for stockholder consideration. Number two, our board of directors is recommending a vote FOR both resolutions. Number three, the most likely alternative if not approved means bankruptcy protection, and number four, not voting is the same as a vote against the resolutions and definitely we need your vote prior to November 12th. Thank you.

P. Berndt      We'll be happy to entertain any questions at this time.

Moderator      Very good, thank you.  Representing  Hamilton  SunStrand we go to the line of Steven Miken. Please go ahead.

S.Miken Hello. I approve of the first resolution of the asset sale to Palm. I think that's very good. I've got a problem with the plan for dissolution though. The idea of selling all the Palm stock more than that's necessary and distributing cash to us stockholders, I'm forced to take a loss on all my stock. Why not sell off only as much Palm stock as is necessary, that is the $7.2 million, to cover obligations and liabilities and distribute the rest to us Be stockholders?

P. Berndt      I think that's a fair question.  The quick answer is market risk.
               The dissolution process takes a while. I won't even venture what it is, but I will tell you that it's more than one business day on the market. Palm stock, as well as just about every stock out there, trades every day, sometimes more than ten million shares a day, and it goes up and down. So converting all of their shares to cash and then being able to deal with that cash and have that cash available for distribution or distributions, depending on how the process plays out, and I'll just use a time, let's just say a period of X number of months. When you get cash at the end of that period of time, let's just say the $0.10 a share, you are free to go into the market and buy Palm stock at that point at the price that it is. Now that price could be higher, lower or the same as what we get the Palm stock at back here in 2001. So we did not want to be in the business of investing in Palm stock.
               It is a vehicle for us to receive fair value and compensation for the assets that we're selling and it is an exposure to market risk that I don't believe we should expose our stockholders to.
               To the extent that they are interested in owning Palm stock, when they do receive the distribution per share to them, they'll be free to go into the market and buy it at the current market price.

S. Miken Okay, I was worried about the tax consequences of doing it that way and also the fact that dumping 11 million shares of stock on the market at one time would probably drive the stock down, would it not?

P. Berndt      I think that's another very good  question.  I'll be quite honest and say it is. It has been a bit of a concern for me. It is less so recently, because their volume and transaction volume has actually increased a great deal. I've been watching their daily trading volume and it has gone up a great deal. We will be working with one of the top trading desks on Wall Street to facilitate this. We have been talking to them for many, many weeks. So we will sell into the market in a manner such that it maximizes the value of the shares to us, it minimizes the impact of the selling pressure on Palm's shares overall, and I'm reasonable comfortable that we will be able to sell into the market without too much of a detrimental effect.

               The truth is there is some market risk here; you never know what could happen on a given day. So you're right, but as far as on a normal trading day, their trading volume, they've probably already done six to seven million shares today. They've had days as high as 17 million. At their current price we'll probably see it between four and five million. The people we'll be using are very experienced traders and over a period of a couple of days, even though people will know it'll be coming, I think we'll be able to handle without too much liquidity issues.

S. Miken       Okay, thank you.

Moderator      Thank you,  sir.  Next we go the line of Luigi  Gionelli with CPU
               Sales. Please go ahead.

L.Gionelli     Hello.  How are you  doing?  My  question  is about the  possible
               Microsoft lawsuit. Do you think that you'll be coming with the decision before the 12th on how you stand, if you plan or plan not to sue them? If so, if we vote yes on both issues and the company sells it's assets and dissolves and then afterwards you decide to sue Microsoft, do the Be shareholders still have a right to any money that comes in from that? Does that make sense?

P. Berndt      Yes, let's just recap your  question.  Will we have a decision by the 12th? The second question... and the last question was will Be shareholders take care of that. Will, if after we dissolve, will Be shareholders be participated in that? Is that right, those are the two questions?

L. Gionelli    Right.  That's  essentially  it.  Because  you need,  in order to follow through the deal, both situations have to go, the dissolving and the sale of the assets, correct?

P. Berndt      We have to have your  approval  to pursue a plan of  dissolution.
               Let me answer your questions in order. I do not believe that by November 12th we will have a definitive picture on the subject that you're discussing. It just takes time, and as we described it, to some extent it is out of our hands, given our financial position. We have pursued, contacted and had discussions with appropriate contingency law firms, law firms that operate on contingency. It is under consideration by them on the validity of a potential claim and the value of a potential claim. They will need to decide, because it is a business pursuit of theirs, on whether it is something they want to pursue. That takes time.
               Obviously they are not operating on our timetable; they're operating on their timetable. We've pushed them as hard as we can, but I don't believe by November 12th we'll have a definitive action on that matter.

               That being said, the fiduciary responsibility of the board of this company remains after the transaction as well, and so whatever is determined and whatever course of action is pursued, it will be in the interest of the stockholders. That's why we can't answer with a definitive answer on how it will take place. It could take many forms. All of these are assuming that something is pursued, but the interest of the shareowners at that time, the shareowners of record at the time that we make the decision and announce it, will be protected and taken care of and it will be structured as appropriate for the actions that will be taken. Does that your question? I want to make sure I answer.

L.Gionelli     I think you did. So in other  words if the plan goes  through and the sale does happen, and after the sale Be decides to file a lawsuit, the shareholders will still take part in any profits or any money incoming from that point on?

P. Berndt      Yes?  Anything that is done is going to be done to the benefit of shareowners. And it will be structured appropriately.

L.Gionelli     Okay,  it was only  because  when I was  reading  the  proxy,  it sounded like if we voted yes for the dissolution that we also give up any rights from Be of anything that happens afterwards.
               Did I read that incorrectly?

P. Berndt      I believe you did. The thing here,  and for everyone on the call, because I think that this is a good point for people to understand. We are selling assets of the company, albeit the majority of the assets of the company, but we still exist as a company until we officially dissolve, so post-closing of this transaction, and hopefully the approval of these two resolutions.
               The approval is for the plan of dissolution, the board will continue to pursue, but as part of that and as part of their obligation to maximize value for shareowners, a decision will be needed to reach on any potential litigation claims, but those are still for the benefit of shareowners and will be pursued accordingly. A good question.

L.Gionelli     Okay. I have one more question  about BeOS,  if I could.  Reading through the news groups and the forms and everything, people mention that there could be another version of BeOS6, or 5.4, whatever you want to call, and Gold release. Is there any validity to that? If it is, will Palm be taking that and doing something with it or will that stay with Be in case this whole transaction does go through?

P. Berndt      I will  give  you a very  simple  answer.  BeOS  as  well as BeIA technology is the assets that are being sold to Palm. We are not going to comment on what Palm is going to do or not do with those assets. That's a question that needs to be directed to Palm.

L. Gionelli    So the entire BeOS  everything,  OS and everything else, is going right to Palm?

P. Berndt      This company,  after the asset purchase,  will have no capability to do anything with BeOS, because we will no longer own it.

L. Gionelli    Okay, great.  I wish you guys the best of luck.

P. Berndt      Thank you very much for the questions.

Moderator      Thank  you,  Mr.  Gionelli.  Next we go to the  line  of  Antoine
               Pierri, who is a private investor. Please go ahead.

A. Pierri      Hi,...and  thank  you for all  this  information.  I guess my two questions were just asked, but I'd like to reiterate pretty major point for all the shareholders, which would be about their rights in case of a lawsuit.  So my questions  would be as such.  First,
               what  would  be  the   timetable  for  the   dissolution   of  Be
               Incorporated after the deal goes through? How many months do you think that would happen after the deal goes through? Second, say the lawsuit is started a year after dissolution, will the present shareholder which will have been past shareholders then be contacted? How will they be contacted and how will the process happen in order for them to get the benefits of the lawsuit in case it happened to be won? Thank you and sorry I didn't mean to repeat the question, but just to clarify. Thank you.

J.Gassee Well thank you, sir. As the previous caller, you pose an extremely important and valid question and we appreciate this opportunity to reiterate and clarify our position. Any such action, if implemented, will be targeted at benefiting our shareholders. So timetables, we cannot comment on the specific timetables, but the principal stated earlier remains that such action, if implemented, would be in the name and for the benefit of our shareholders.

P.Berndt Let me add to that. As far as the time frame goes, the dissolution will be pursued with all due haste. What I mean by that is there are notification requirements to give people an opportunity that may have claims against the company that we're not aware of, etc. So there are just plain statutory timing considerations, but we will operate as quickly within that as we possibly can to conclude the affairs of Be Incorporated.

               In the event that there is deemed to be validity and value in the pursuit of potential litigation claims, depending on the circumstances, there will be some type of record date, shareholder of record date that will be established. When that decision is made, that is when the person needs to be a shareholder of Be Incorporated. So just as we had a record date for these resolutions here, there will be some date of record that will be, in the future quite honestly, that will establish what you're asking. At that point there may be some type of trust that's set up, there may be the company continues, all those kinds of things. That's what I meant by structure. Whatever structure's appropriate to pursue whatever is being pursued related to those potential litigation claims, will be set up and a date of which record of shareholders, because people trade every day, we have several hundred thousand shares that trade hands every day, now there will be a date of record that will be established related to those claims. At this point in time that is just something that is under consideration and we've established a date of record for these particular things.

A.Pierri Okay, thank you. A quick follow up to this. How do you think, I don't know if the Be Web site might still be up when that happens, but how would we be made aware of any potential benefits to us, say years from the dissolution?

P. Berndt      I think  that  that's a fair  question.  These  are all very good questions,  so I'm glad you're  asking  them.  We live in a great country  and  there  are a  lot  of  just  plain  disclosure  and reporting  requirements  for things like this. Just as we had to, and wanted to, quite  honestly,  put out the proxy  material that relates to these  resolutions.  Your ownership of this company is
               registered,   a  variety  of   different   ways  people  have  it
               registered, but there are services that are involved. Just as we were able to get you the proxy this time, we'd be able to get you whatever the relevant information is in the future if you were still a shareowner. There are daily records and that's why you establish a certain date and there's lists and addresses and all that kind of stuff and that's why you have brokers and you register yourself and those kind of things. So we will find you and communicate clearly, consistently, and hopefully concisely, on what our plans are related to your ownership interest in the company.

A. Pierri      Thank you so much.  Thank you very, very much.

Moderator      Thank you,  sir.  Next we'll go to the line of a share hold,  Mr.
               Anthony Richards. Please go ahead.

A. Richard     Yes, I invested in the technology  of...and BeOS and now it seems like Palm is taking that technology and kind of keeping me out in the cold when I already had my investment in this end. I guess what I'm saying is when they take the technology, buy the technology, do whatever, it leaves me holding like maybe 90% loss and them getting the technology and I'm going to be on the outside watching that technology grow. I feel like we should at least have an opportunity to maybe get some stock in the platform solutions group, if that's where they're going to put it, so we can have an opportunity to grow with it. I don't see how they can take that technology that I invested in and use that and make that grow and make money off it and not allow me to have shares in that part of that software or platform.

P. Berndt      Before I comment,  do you have a specific question or do you just want me to comment on that?

A. Richards    I would like to know if it's possible to  renegotiate so it would be more fair to the shareholders, like myself, who invested and believed in the technology, and as it is now I really can't say that I'll vote, I have 50,000 shares, that I'll vote for it. Not that that's a lot, but I can do that, but I feel as though there could be a better deal made for the shareholders.

J. Gassee      Sir,  let me just ask a  question,  did you write to the board of directors?

A. Richard     Yes I did.

J. Gassee      Okay,  I saw  your  message,  sir,  and I want to  thank  you for bringing your perspective to the board's attention.

A.Richard      Could I make another  comment?  I just have a lot of comments I'd like to make, because I feel like I put a lot of my hard earned money into it and I just feel like I'd like to talk about it.

P. Berndt      Let me comment on what you've already said.  One, this is not the result anyone involved here, stockholders, the management team or the employees, would have preferred, but in our judgment, dealing with it every day and motivated to maximize shareholder value, it is the best alternative available. The purchase price agreed to with Palm was reached over a period of several months of arguably difficult negotiations in a difficult business environment. We would have liked to remain an independent, thriving company.
               Unfortunately, we were not able to find funding, even using several professional advisers. We were not able to secure strategic partners because new business development efforts sort of were pulled way back as people were letting products go.
               There's been nothing wrong with the technology; it's just been a very difficult financing and business environment. It is in our judgment that this is the best offer available.

               As far as renegotiating the offer, I don't believe that that is an option at this point in time. Certainly I understand your feelings of disappointment and you certainly every right to vote against the resolutions. We brought these resolutions to the shareowners because we thought, quite honestly, something was better than nothing. If this is voted down, it's nothing. If you have 50,000 shares, hopefully $5,000 is something. I understand that 90% of your investment has been dissipated. Our effort has been to try and return something to shareholders, the best that we can, and so we're putting forth the deal that we believe that we believe is the best, and quite honestly it's the only deal that we have.

               So I appreciate your comments. I hope you understand that I empathize with your comments, quite honestly, but I would encourage you to give due consideration to the spectrum of the arguments to vote for these resolutions as well as the ....

J.Gassee If I may, sir, and again thanking you again for giving us the opportunity to try to solve this. Let me add my perspective as a founder and a shareholder. I put money in the company at every stage, the seed money, various rounds of financing; even I bought shares in the IPO. I have probably something around 10% of the company's shares and I never sold a share, so in terms of seeing the loss to our shareholders, I certainly have reason to see it from my own perspective.

               With this said, we tried Asia, Europe, Pacific; this is the deal we could find. We have a board of directors, which is composed of professional venture investors, business executives, a very respected attorney in the business area as well. So much to my personal regret, this is what we have. Our board of directors proposes this. You mentioned your investment in the technology. I certainly empathize with this personally and if we don't get this deal approved, among other things, and very importantly still, the technology dies. That's what's going to happen if we don't get this deals approved. Thank you.

Moderator      Thank you, Mr. Richards. We'll next go to the line of Claude Lee, who is a private investor. Please go ahead.

C.Lee I understand that Be will be listed on the Nasdaq until January 1, 2002 or December 31 or somewhere in there. My question is do you think that a Microsoft lawsuit will be announced before that date?

P. Berndt      Let me  clarify  a couple of  things.  One,  there  are  multiple listing  requirements for Nasdaq.  Nasdaq suspended two of those;
               however, we are not in compliance with another one of the requirements, which is net tangible assets. There is a $4 million requirement that we do not meet. So it is under review on if that one will be suspended or not. To be quite honest, we are waiting to hear back from them. However, the way it usually is handled is that when we have our filing, which will probably be at the end of October for our third quarter 10Q, they will notice that we don't meet the $4 million requirement. They will in a period of time give us notice, we will have, I think it's ten days to respond. They will have some period to respond, but it's rather quick. So if that course of action is pursued we actually could be de-listed by the end of November. If they suspend it, it would be January 1st, but we could be de-listed by the end of November.
               My current understanding of Nasdaq listing requirements are that the net tangible assets requirement has not been suspended. So that would be my most likely scenario.

               As far as whether we would or would not have announced anything related to potential lawsuit by the end of the year, I won't make any commitment to the timing, but it's possible. I'll just say that. It's possible that we would have been able to get some feedback from the law firms to find out if they're interested. So does that answer your question? We could still be traded, by the way. We'd be traded on the bulletin boards and not on Nasdaq itself.

C. Lee Because the stock would take off if there was a lawsuit announced before we got off of Nasdaq.

P.Berndt Again, the board will take whatever action is appropriate in terms of structure and shareowner interest and all those things to make sure that they benefit from the implications of the lawsuit.

C. Lee         Okay.  All right, thank you.

Moderator      Thank you, Mr. Lee. We go to Omni Cron's John Teagon now.  Please
               go ahead.

J.Teagon Good morning, gentlemen. As you probably know, Jean-Louis probably knows this, there have been several requests to Be and Palm to license BeOS and to BeIA to third parties. In assisting Palm with the transition, do you know when those requests might be answered?

J. Gassee      That's a question that should be addressed to Palm.

T. Teagon      Okay, thank you.

Moderator      Thank you. At this point,  Monsieur  Gassee,  our host panel,  we have no further questions. Please continue.

J. Gassee      Well thank you very much.  This  concludes  our  conference  call addressing the third quarter results as well as the proposed transaction to be voted on or before, preferably before, November
               12th. Thank you very much.

Moderator      Thank you.  Ladies  and  gentlemen,  your host is making  today's conference available for digitized replay for six days, starting at 2:30 p.m. Pacific Daylight Time October 25th through 11:59 p.m. Pacific Standard Time October 31st. You may access AT&T's
               Executive Replay Service by dialing toll free 800-475-6701 and at the voice prompt enter today's conference ID of 608342.

               That does conclude our investor conference for today. Thank you very much for you participation as well as for using AT&T's Executive Teleconference Service. You may now disconnect.

[End of Conference Call]

Stockholders of Be Incorporated are urged to read the proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission ("SEC") because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Be Incorporated with the SEC can be obtained by contacting Be Incorporated at the following address and telephone number:
Shareholder Relations, 800 El Camino Real, Menlo Park, California 94025, telephone: (650) 462-4100. Please read the proxy statement/prospectus carefully before making a decision concerning the dissolution of Be and the sale of Be assets to ECA Subsidiary Acquisition Company, a wholly owned subsidiary of Palm, Inc. Be, its officers, directors, employees and agents will be soliciting proxies from Be stockholders in connection with the asset sale. Information concerning the participants in the solicitation is set forth in the proxy statement/prospectus.